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                               ATLAS CORPORATION
                    LIST OF SUBSIDIARIES OF THE REGISTRANT



Atlas Precious Metals, Inc. (Incorporated in Nevada)

Atlas Gold Mining, Inc. (Incorporated in Nevada), a subsidiary of Atlas Precious Metals, Inc.

Atlas Perlite, Inc. (Incorporated in Oregon), a subsidiary of Atlas Precious Metals, Inc.

Phoenix Financial Holdings Inc. (organized under the laws of Ontario, Canada)